Exhibit 6.29

Confidential Information has been omitted in places marked “[*]” and has been filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to this omitted information pursuant to an application for confidential treatment filed with the Commission under Rule 406 under the Securities Act of 1933, as amended.

December 28, 2015

Myomo, Inc.

One Broadway 14th Floor

Cambridge, MA

Re: Renewal of Reseller Agreement

Dear Mr. Gudonis:

As discussed by the parties and In accordance with Section 15.01 of that certain Reseller Agreement, effective the 21" day of January, 2015, between Myomo, Inc. ("Myomo") and Össur Americas, Inc. ("Össur"), whereby Myomo granted to seller the exclusive O&P Supplier right to sell the Products during the Term to Customers located within the Territory (all defined terms as defined in the Agreement), the parties agree to renew the Agreement, such that the Term of the Agreement shall extend until December 31, 2016.

During the period of January 1, 2016-December 31, 2016, Össur and Myomo have agreed on a MyoPro sales target of 50 units via the Össur sales force. Össur agrees to purchase a minimum quantity of [*] MyoPro units during the annual period, and hereby guarantees a minimum value of orders and related payment that shall equal $[*] per calendar quarter. If the minimum order value is not met, Össur will pay the difference between guaranteed minimum and actual aggregate amount of payment received by Myomo in the quarter.

To ensure a high level of collaboration toward these mutual sales objectives, Össur will assign sufficient personnel to regularly call on VA hospitals identified in the joint 2016 Össur-Myomo Sales Plan. In addition, Össur and Myomo sales management will conduct a weekly briefing on sales pipeline, upcoming prospecting activities, and relevant sales topics. Myomo will provide sales and clinical training to Össur personnel as needed to support the sales plan.

We look forward to our continued relationship. Please confirm your agreement to this renewal of the Agreement by signing below and returning such signed copy.

Very truly yours,

ÖSSUR AMERICAS, INC.

By:	/s/ Kim de Roy
Name:	Kim de Roy
Title:	VP of Sales & Marketing, Prosthetics

Acknowledged and Agreed to by:

MYOMO, INC.

By:	/s/ Paul Gudonis
Name:	Paul Gudonis
Title:	CEO